Exhibit 99.1
NOTICE OF APPROVAL AND PUBLICATION OF THE COMPANY'S PROSPECTUS BY
THE NORWEGIAN FINANCIAL SUPERVISORY AUTHORITIES UNDER TICKER SBLK R
The Norwegian Financial Supervisory Authority (Nw. Finanstilsynet) has approved the prospectus of Star Bulk Carriers Corp. (the "Company") relating to the secondary listing of the Company's common shares on Oslo Børs. First day of listing on Oslo Børs is expected to take place shortly after completion of the Songa Transaction (as described in the prospectus).
For more information, please refer to the prospectus which will, subject to regulatory restrictions in certain jurisdictions, be available at the following website: www.starbulk.com. Hard copies of the prospectus may be obtained free of charge by contacting Clarksons Platou Securities AS' Oslo office.
The Board of Directors
 Star Bulk Carriers Corp.
This notice does not constitute an offer to sell or the solicitation of any offer to buy any securities of Star Bulk Carriers Corp. or any other entity. Any offering of securities would be made pursuant to separate documentation and any such securities would not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
Shares of Star Bulk Carriers Corp. to be distributed in connection with the previously announced transaction with Songa Bulk ASA will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under that.
Contact Persons:
Company:
Simos Spyrou, Christos Begleris
co - Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
 Athens, Greece
Email: compliance@starbulk.com
Investor Relations / Financial Media: Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: starbulk@capitallink.com